SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUERP Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the Month of November 2005 KOREA ELECTRIC POWER CORPORATION (Translation of registrant's name into English) 167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______ Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No___X___ If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any forward-looking statement or information may be different from actual results. KEPCO Investor Presentation

Table of Contents Overview Business & Operation Financial Profile Miscellaneous

I. Overview

Power Monopoly in Korea Generation Transmission Distribution 100% * Based on gross generation (3Q 2005) 100% 96% Assets Revenues Generating Capacity Market Capitalization KRW 73.7 trillion (USD 70.6 billion) KRW 23.9 trillion (USD 22.9 billion) 55,453 MW KRW 22.8 trillion (USD 22.0 billion) Credit Rating A2(Moody's), A(S&P) Assets, Revenues : For the year ended and as of Dec. 31, 2004 (consolidated) Generating Capacity : as of September 30, 2005 Market Cap.: as of September 30, 2005, USD/KRW=1,038.0 Moody's raised credit rating higher than the government on May 25, 2005

II. Business & Operation

Sales Volume Demand Growth for 3Q 2005 (yoy) Residential Commercial Industrial Overall Volume Revenue 5.4% 8.6% 4.8% 6.0% 5.3% 6.7% 4.8% 5.7% Unit Sales Price 3Q 2004 Residential Commercial Industrial Average 92.2 95.9 60.5 75.2 (Won/Kwh) 92.3 97.7 60.5 75.4 3Q 2005 Demand Growth Forecast value for 2006 onward: midpoint of the reference demand and high demand scenario by MOCIE & KPX Actual results may differ from the forecast Demand Growth Forecast 2006 2007 ~ 2010 : 5.7% : 3 ~ 4% Sales Volume Historical Demand Growth & GDP (%) Demand Growth GDP Growth (6.9) 9.5 8.5 3.8 7.0 3.1 4.6 (3.6) 10.7 11.8 7.6 8.0 5.4 6.3 1998 1999 2000 2001 2002 2003 2004 193 214 240 258 278 294 312 Sales Volume 2005 331 6.0 4.0 (Unit : 1,000 GWh)

Tariff History of Tariff Adjustment Management Strategy on Tariff Adjustment Rebalancing the tariffs among different customers to recover the different cost of supply, in a timely manner Reclassifying commercial, industrial and educational customers by supplying voltage Narrowing the gap between the highest and lowest tariff within residential customers 2004.3. 5.9% 6.5% 5.3% 4.0% 1997.7. 1998.1. 1999.11. 2000.11. 1995.5. 4.2% -0.1% 2002.6. 0.0% 1996 0.0% 2001 2003 0.0% -1.5%

Fuel Price & Expense (1) Surging Fuel Price 1H 2005 Fuel Expense 1H 2004 1H 2005 yoy 53.6 57.9 8.1% 405.8 440.5 8.5% 244.2 262.2 7.4% Unit Price & FX Rate Change (1,000Won/ton,Won/liter, KRW/USD) B. Coal LNG B.C. Oil 1H 2004 1H 2005 yoy 1,116 1,254 12.4% 405 569 40.4% 1,542 1,428 -7.4% B. Coal LNG B.C. Oil 1,166.0 1,015.0 -13.0% FX Rate 2003 Average 1/4 2004 NEWC* Coal Price Index 25.3 46.5 58.5 56.2 51.9 Dubai Oil Price 26.8 29.5 32.9 36.2 35.8 * NEWC : Newcastle 53.3 33.6 50.7 41.2 2/4 2004 3/4 2004 4/4 2004 2004 Average 1/4 2005 USD/barrel USD/ton FX Rate* 1,170.6 1,161.9 1,155.0 1,091.7 1,022.1 KRW/USD 1,143.7 1,191.8 51.7 47.9 2/4 2005 1,008.1 * FX Rate Source : Bloomberg 47.6 55.5 3/4 2005 1,029.4 210 238 13.3% Nuclear 3,273 3,489 6.6% Total Fuel Expense (in billion Won)

Strategy on Fuel Expense Fuel Cost Mix Generation Mix Fuel Price & Expense (2) Maintaining optimal proportion of generation based on fuel type ^ Sustaining over 80% of nuclear & coal generation, above 90% utilization rate of nuclear Securing shares of foreign mines & fuel suppliers Re-trying direct import of LNG 1H 2004 1H 2005 Nuclear & Hydro Coal Oil LNG 43% 38% 6% 13% 39% 39% 5% 17% 1H 2005 1H 2004 Coal Oil LNG 8% 36% 18% 38% 7% 34% 15% 43% Nuclear & Hydro

III. Financial Profile

29.99% 23.97% 1.72% 29.33% 14.99% Capital Structure Capital Structure Interest Bearing Debt* Total SH's Equity : KRW 40.6 trillion (USD 39.2 billion) Total Liabilities : KRW 33.1 trillion (USD 31.9 billion) Liab. 45% SH's Equity 55% as of Dec.31, 2004 consolidated Shareholder Mix as of September 30, 2005 KDB Government Treasury Stock Foreigners Others * Debt : KEPCO + GENCOs, as of Sept. 30, 2005 Total Debt : KRW 18.4 trillion equivalent Total Foreign Currency Debt : KRW 3.8 trillion equivalent US Dollar 54% FX Debt 21% Local Currency Debt 79% Others 9% JPY 37% 53.96%%

Debt Profile & Strategy Debt Repayment Schedule Debt Currency Mix Fixed vs. Floating Mix 3Q2005 Target KRW 79% USD 11% JPY & Others 10% 75% 10% 15% KRW Fixed 50% Floating 50% FX Fixed 87% Floating 13% * Debt : KEPCO + GENCOs, as of Sept. 30, 2005 Total Fixed 57% Floating 43% 4.8 Total Maturing Debt FX Debt 2005 2006 2007 2008 2009 2010 2011 2012 2013 0.5 3.3 3.8 2.1 1.6 0.0 0.7 0.1 0.5 0.9 0.8 0.4 0.2 2014 & after 1.1 0.6 0.3 0.5 Trillion Won Target Schedule

Improved Financial Status * Based on consolidated financial statements * Interest cost is inclusive of the capitalized (Unit: KRW bn) Yoy 2000 KWh sold(GWh) 7.6% 257,731 5.4% 293,599 Revenues 8.1% 20,225 6.6% 22,775 EBITDA 1.6% 8,944 3.6% 10,313 Operating Income 15.0% 3,989 3.5% 5,224 Total Interest Cost* (13.7%) 2,017 (17.1%) 1,333 Interest Bearing Debt 5.8% 27,902 (3.5%) 22,645 Net Income 10.3% 1,635 23.8% 2,323 8.0% 278,451 5.6% 21,366 11.3% 9,953 26.5% 5,047 (20.3%) 1,608 (15.9%) 23,477 86.4% 3,048 6.2% 311,716 5.2% 23,956 (3.8%) 9,916 (14.5%) 4,467 (21.2%) 1,051 (12.9%) 19,715 24.1% 2,883 2002 yoy yoy yoy 2001 2003 2004 yoy

3Q 2005 3Q 2004%(yoy) Despite general economic slowdown, demand growth rate was decent to be 5.9% Power purchased for resale was up by 8.7% due to fuel price-hike Labor cost was up by 18.8% due to new hiring, previous year's salary increase & incentives Depreciation was up by 10.1% due to new facilities Operating income was down by 18.8% mainly due to the increase of ppr & depreciation Interest expenses were down by 18.2% due to the decrease of total debt and low interest rate Net income was down by 4.1% mainly due to the decrease of operating income & FX gain (Unit : in billions of Korean Won) * This financial information is preliminary, un-audited and subject to change. Interim Results - for the first nine months Operating Revenue Sales of electric power Other operating revenues Revenues for other businesses Operating expenses Power purchased for resale Labor Retirement benefit Maintenance Depreciation Other Expenses for other businesses Operating income Other income FX gain Investment income from affiliates Other Other expenses Interest expenses FX loss Other Ordinary income Provisions for income taxes Net income Commission 18,890 18,632 170 88 17,079 13,397 701 74 501 91 1,811 2,143 144 1,644 355 590 356 11 202 3,364 777 2,587 1,352 605 358 17,843 5.9% 17,625 5.7% 137 24.7% 81 7.7% 15,614 9.4% 12,330 8.7% 590 18.8% 48 56.2% 471 6.4% 1,227 10.1% 538 12.5% 82 11.2% 2,229 -18.8% 2,051 4.5% 295 -51.2% 1,415 16.2% 341 4.1% 605 -2.4% 435 -18.2% 1 2,100.0% 169 19.8% 3,675 -8.5% 977 -20.5% 2,698 -4.1% 328 9.1% Investment loss from affiliates 21 - -

Capital Expenditure Forecast Thermal 993 2,240 1,622 2,801 Nuclear 1,000MW New Capacity to be added T&D Facility Thermal Plant Nuclear Plant 3,028 4,052 4,173 1,902 2,452 2,996 2,287 971 2, 291 3,124 2004A 2005F 2006F 2007F 6,202 7,728 9,339 9,584 3,329 2,248 4,311 1,610 3,510 2008F 9,431 (in billion Won) 4,081 1,145 3,491 2009F 8,717 1,500 This Capex forecast could be materially different from actual results.

Major Financial Statistics 18.5% 19.7% 23.6% 22.9% 18.6% 7.9% 8.1% 14.3% 10.2% 12.0% 2000 2001 2002 2003 2004 Operating & Net Profit Margin 82.3% 84.1% 65.1% 59.9% 48.6% 2000 2001 2002 2003 2004 Debt to Equity Ratio 2000 2001 2002 2003 2004 Return on Equity 8.4% Total borrowing/SH's equity 2000 2001 2002 2003 2004 Average Debt Cost 8.2% 6.3% 6.1% 5.2% 4.7% KEPCO+Gencos 7.1% 6.1% 4.9% 4.6%

IV. Miscellaneous

Overseas Business

Strategy

- Bearing in mind that domestic operation is KEPCO's core business
- Risk management by countries and projects, and return must justify carefully estimated risk
- Minimizing risk through 'risk & return analysis' and 'business portfolio'
- Project financing with minimal recourse to minimize capex burden and risk

Projects in Operation

	Country	Period	Project Cost
▪ Rehabilitating & Operating 650MW Coal-fired plant	Philippines	Sep.1995 ~ Sep.2010	USD 260 million
▪ Building & Operating 1200MW LNG-fired plant(BOT)	Philippines	Mar.1999 ~ Jun.2022	USD 709 million
▪ Building & Operating 100MW Coal-fired plant(BOO)	China	Oct.2004 ~ Oct.2026	USD 71.1 million
▪ Designing Upgrading Grid Voltage	Myanmar	Jan.2004 ~ Jan.2006	USD 1 million
▪ Feasibility Study & Training on T&D Operation	Libya	Sep.2005 ~ Jan.2008	USD 9.7 million

KEPCO
KOREA ELECTRIC POWER CORPORATION

20

Industry Restructuring Initial Plan, Current Status & Future DISTRIBUTION GENERATION Genco Setup + Sale 6 Gencos in operation, 100% owned by KEPCO Disco Setup + Sale Disco Setup scrapped by MOCIE in June 2004 Be prepared to sell Gencos when price gets right Management control is on for sale Improving the asset value to get right price All gencos except for Nuc.& Hydro to be sold out Divisional System within KEPCO will be implemented Each division will be autonomous and competitive New system shall be implemented gradually Plan Current Status Future Strategy IPO has been delayed as the price quote was below the book value KEPCO will push forward with selling management control at a right price This policy secures KEPCO's value and credit won't be hurt along the selling process Sale of KOSEP Scrapping was because the benefit was not certain given substantial risk This cleared the uncertainty considerably, and saved the cost of Disco setup Scrapping Disco Setup

Asset Sale Assets on Sale * Book value: as of December 31, 2004 KOSEP 1,978 100.0% KPS 278 100.0% KEPID 23 49.0% KDHC 170 26.1% KOGAS 788 24.5% KOPEC 60 97.9% Powercomm 388 43.1% Book Value Ownership Plan to Sell Selling management control as originally planned By listing on domestic exchange or selling to strategic investors Timing & method of selling is to be set by consulting Government Timing & method of selling is to be set by consulting Government Subject to Government's plan of deregulating "Gas industry" After Government's finalizing the plan to introduce competition into the industry of designing nuclear reactor By listing on either domestic or foreign exchange, in relation to the bond convertible into Powercomm shares issued in Euro market (in billion Korean Won)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. KOREA ELECTRIC POWER CORPORATION By: /s/ Myung-Whan Kim ---------------------------------- Name: Myung-Whan Kim Title : General Manager Date : November 4, 2005